March 20, 2006
Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Re:	Gladstone Commercial Corporation Form 10-K for the Year Ended December 31, 2005 File No. 0-50363
Dear Mr. Gordon:
This letter is in response to the letter dated March 15, 2006 to Gladstone Commercial Corporation (“the Company”) providing a comment from the Staff of the U.S. Securities and Exchange Commission (the “Commission”), regarding the classification of the unrealized depreciation on translation of assets and liabilities on the income statement in the above-referenced filing. We have responded to the Staff’s comment as indicated below.
Comment
1.We note that you included net unrealized depreciation on translation of assets and liabilities as part of net income. Please tell us how you determined that translation of assets and liabilities is part of net income and not part of Other Comprehensive Income. Cite the specific accounting literature that you are relying on in your response.
Response:
The unrealized depreciation relates to the gains or losses recorded related to the translation of mortgage notes payable denominated in Canadian dollars into US Dollars as of the reported balance sheet date, and the translation of the deferred rent receivable related to rental payments received in Canadian dollars into US Dollars as of the reported balance sheet date. The Company first determined that the functional currency of the Company was US Dollars after reviewing Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” paragraphs 39 to 42 of Appendix A. Per paragraph 39, “an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.” The Company’s primary operations are located within the United States, and thus the Company concluded that the functional currency of the Company was the US dollar. For further evidence of the functional currency, part f(2) of paragraph 42 states that the parent company’s currency is the functional currency “if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, etc., that could readily be carried on the parent’s or an affiliate’s books.” The Canadian entities are essentially shell corporations for holding the parent company’s properties and mortgages located within Canada.

The Company determined that these transaction gains and losses, as they relate to the translation of the deferred rent receivable and the mortgage notes payable, are to be included in net income per paragraph 15 of SFAS No. 52. Paragraph 15 states that:
Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that generally shall be included in determining net income for the period in which the exchange rate changes.
Since these transactions are denominated in a currency other than the functional currency, the US Dollar, these transactions should be included as part of net income.
The Company will change the line item on the face of the income statement in future filings to “Net unrealized loss from foreign currency transactions,” rather than “Net unrealized depreciation on translation of assets and liabilities.”
The Company also represents that the staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments do not foreclose the Commission from taking action with respect to the filing.
Please do not hesitate to call 703-287-5853, if you have any questions regarding this response to the Staff’s comment.
Sincerely,
/s/ Harry Brill
Harry Brill
Chief Financial Officer